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                          September 9, 2020

       Long Yi
       Chief Executive Officer
       Urban Tea, Inc.
       Huakun Times Plaza, Room 1118, Floor 11
       No. 200, Erduan, East Xiang Fu Road
       Yuhua District, Changsha
       People   s Republic of China, 410014 (86)

                                                        Re: Urban Tea, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed September 4,
2020
                                                            File No. 333-248615

       Dear Mr. Yi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences